

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 28, 2017

Marcus A. Lemonis
Chief Executive Officer
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, IL 60069

>   **Re: Camping World Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 29, 2017**
>   **File No. 333-217012**

Dear Mr. Lemonis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement covers the resale of securities that are being offered by affiliates in an amount that is large in relation to your outstanding shares. In your response letter, please provide a detailed analysis of whether the proposed offering is by or on behalf of the registrant. For additional guidance, please consider by analogy Question 212.15 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

2. Please tell us why you believe it is appropriate to register this transaction at this time, as it appears that the private placement of a portion of the Class A shares may not have been completed such that the shares may be registered for resale. In this regard, we note your disclosure on page 122 that the Continuing Equity Owners have the ability to rescind their redemption request if you elect a cash settlement in lieu of issuing Class A common

stock. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 134.01.

CWGS LLC Agreement

Common unit redemption right, page 122

3. Please clarify the timing and order of events surrounding any settlement of redemption rights in Class A common stock. In this regard, we note the disclosure on page 122 that any settlement in Class A common stock may be conditioned on "the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, or Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products